03/26/02 [redacted] SEC Publications → trinity wells ☑002

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UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8- 52801

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 1 2002
WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Inception (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trinity Wealth Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. Kirkwood Ste. 300

(No. and Street)

St. Louis, MO 63122

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Matush (314) 966-0033

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCoy and Associates, P.C.

(Name — *if individual, state last, first, middle name*)

4191 Crescent Drive Ste. D St. Louis, MO 63129

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James E. Matush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JULIE R. SHIELDS
Notary Public - State of Missouri
Jefferson County
My Commission Expires: September 19, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRINITY WEALTH SECURITIES, LLC

Financial Statements and Supplementary Information

Year ended December 31, 2001
With Report of Independent Auditors

TRINITY WEALTH SECURITIES, LLC

Financial Statements and Supplementary Information

Year ended December 31, 2001

CONTENTS

McCoy & Associates, P.C.
Certified Public Accountants and Consultants
4191 Crescent, Suite D
St. Louis, MO 63129
Telephone (314) 487-3100
Fax (314) 487-0032

INDEPENDENT AUDITOR'S REPORT

To the Members
Trinity Wealth Securities, LLC

We have audited the accompanying statement of financial condition of Trinity Wealth Securities, LLC (the Company) and of December 31, 2001 and the related statement of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposed of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCoy & Associates, P.C.

February 26, 2002

TRINITY WEALTH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	11,840
Commissions receivable		12,992
	$	24,832

LIABILITIES AND MEMBER'S EQUITY

Due to related party	$	5,619
Accrued commissions payable		2,498
		8,117
Members' Equity		16,715
	$	24,832

The accompanying notes are an integral part of these financial statements.

TRINITY WEALTH SECURITIES, LLC
STATEMENT OF INCOME
Year Ended December 31, 2001

REVENUE:		
Commissions	$	127,176
EXPENSES:		
Commissions		30,552
Occupancy		-
Professional fees		-
Administrative costs		234
License		4,655
		35,441
NET INCOME	$	91,735

The accompanying notes are an integral part of these financial statements.

TRINITY WEALTH SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2001

BALANCE AT JANUARY 1, 2001	$	9,980
Capital contributed		-
Net income		91,735
Withdrawals		(85,000)
BALANCE AT DECEMBER 31, 2001	$	16,715

The accompanying notes are an integral part of these financial statements.

TRINITY WEALTH SECURITIES, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2001

SUBORDINATED BORROWINGS AT JANUARY 1, 2001	$	-
Increases		-
Decreases		-
SUBORDINATED BORROWINGS AT DECEMBER 31, 2001	$	-

The accompanying notes are an integral part of these financial statements.

TRINITY WEALTH SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	91,735
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		-
(Increase) decrease in:		
Commissions receivable		(12,992)
Increase (decrease) in:		
Accrued commissions payable		2,498
Amount due to related party		5,619
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		86,860
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions		(85,000)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		(85,000)
NET INCREASE (DECREASE) IN CASH		1,860
CASH AT BEGINNING OF YEAR		9,980
CASH AT END OF YEAR	$	11,840

The accompanying notes are an integral part of these financial statements.

TRINITY WEALTH SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Trinity Wealth Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Missouri Limited Liability Company (LLC) established June 12, 2000. The Company terminates December 31, 2039 unless terminated sooner pursuant to the terms of the Company's Operating Agreement.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a sigle line of business as a broker-dealer, which comprises acting as an agent to facilitate customers' purchase and sale of securities, primarily mutual funds and variable life annuities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE B – RELATED PARTIES

The Company is affiliated with Trinity Wealth Advisors, LLC through common ownership. Trinity Wealth Advisors, LLC is an investment advisory firm that utilizes the services of the Company. In addition, the Company operates in office space provided by Trinity Wealth Advisors, LLC and Trinity Wealth Advisors, LLC employees provide services for the Company free of charge. At December 31, 2001, the Company was indebted to Trinity Wealth Advisors, LLC in the amount of $5,619 as a result of the Company depositing certain funds, net of paying certain obligations of Trinity Wealth Advisors, LLC.

NOTE C – CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $16,715, which $11,715 in excess of its required net capital of $5,000.

TRINITY WEALTH SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Net Capital	
Total Members' Equity	$ 16,715
Net Capital	$ 16,715
Aggregate Indebtedness	
Items included in statement of financial condition:	
Payable to related party	$ 5,619
Accrued expenses	2,498
Total Aggregate Indebtedness	$ 8,117
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 5,000
Total	$ 5,000
Excess net capital	$ 11,715
Excess net capital at 1,000 percent	$ 15,903
Aggregate Indebtedness as a Percent of Net Capital	49%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) amended FOCUS report	$ 16,715
Adjustments	-
Net capital per above	$ 16,715
Aggregate indebtedness, as reported in Company's Part II (unaudited) amended FOCUS report	$ 8,117
Adjustments	-
Aggregate indebtedness per above	$ 8,117

TRINITY WEALTH SECURITIES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3(k)(1)(i)-(iv).

TRINITY WEALTH SECURITIES, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3(k)(1)(i)-(iv).

McCoy & Associates, P.C.
Certified Public Accountants and Consultants
4191 Crescent, Suite D
St. Louis, MO 63129
Telephone (314) 487-3100
Fax (314) 487-0032

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Trinity Wealth Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Trinity Wealth Securities, LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieved the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, control activities and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Trinity Wealth Securities, LLC for the year ended December 31, 2001, and this report does not affect our report thereon dated February 26, 2002.

> The Company does not have adequate control procedures to ensure the accurate preparation of financial statements and quarterly Focus Reports. Specifically, we noted an absence of appropriate reviews and approvals of transactions, accounting entries and system output. As a result, numerous revisions were required to be made to both the financial statements and quarterly Focus Reports.
>
> The Company's accounting system allows for transactions to be changed or deleted without leaving an audit trail. As a result, numerous versions of financial statements were prepared without leaving an audit trail back to the transactions as originally recorded.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters noted above, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2002

McGoy & Associates, P.C.